Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934


                              Exide Technologies
                                 Common Stock
                             CUSIP Number 302051206

Date of Event Which Requires Filing of this Statement:     September 30, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X   ]  Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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CUSIP No. 302051206

         1)    Name of reporting person:
                  LMM LLC
               Tax Identification No.:
                   52-2204753

         2)    Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)    SEC use only

         4)    Place of organization:
                  Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        8,452,431
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   8,452,431

         9)     Aggregate amount beneficially owned by each reporting person:
                  8,452,431

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  13.92%

         12)    Type of reporting person:
                  IA, OO

CUSIP No. 302051206

           1)  Name of reporting person:
                  Legg Mason Opportunity Trust,
                  a portfolio of Legg Mason Investment Trust, Inc.
               Tax Identification No.:
                  52-2203385

           2) Check the appropriate box if a member of a group:
                  a)   n/a
                  b)   n/a

           3) SEC use only

           4) Place of organization:
                   Maryland

Number of shares beneficially owned by each reporting person with:
           5)  Sole voting power:           - 0 -
           6)  Shared voting power:         8,452,431
           7)  Sole dispositive power       - 0 -
           8)  Shared dispositive power:    8,452,431

           9) Aggregate amount beneficially owned by each reporting person:
                      8,452,431
          10) Check if the aggregate amount in row (9) excludes certain shares:
                      n/a

          11) Percent of class represented by amount in row (9):
                      13.92%

          12) Type of reporting person:
                      IV, CO
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         Item 1a)     Name of issuer:
                           Exide Technologies

         Item 1b)     Address of issuer's principal executive offices:
                           13000 Deerfield Parkway, Building 200
                           Alpharetta, GA 30004

         Item 2a)    Name of person filing:
                           LMM LLC


         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           LMM LLC
                           Delaware limited liability company

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     302051206

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a)[ ] Broker or dealer under Section 15 of the Act.
         (b)[ ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[ ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
         (h)[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             8,452,431

         (b)     Percent of Class:  13.92%

         (c)     Number of shares as to which such person has:
                  (i)     sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)    shared power to vote or to direct the vote:
                                    8,452,431
                  (iii)   sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)   shared power to dispose or to direct the disposition of
                                    8,452,431

         Item 5)  Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                  The interest of one account, Legg Mason Opportunity Trust, a portfolio of Legg Mason Investment Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by LMM LLC, amounted to 8,452,431 shares or 13.92% of the total shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                         n/a

         Item 8)    Identification and classification of members of the group:
                         n/a

         Item 9)    Notice of dissolution of group:
                         n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - October 10, 2006

         LMM LLC


         By___________________________________________
             Jennifer Murphy, Chief Operations Officer


                                        Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
         This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each of the reporting person(s) identified below.

         LMM LLC


         By_________________________________________________
                 Jennifer Murphy, Chief Operations Officer

        Legg Mason Opportunity Trust,
         a portfolio of Legg Mason Investment Trust, Inc.


         By___________________________________________________
                Gregory T. Merz, Vice President